AMENDMENT NO. 1

                                   to

                           DISTRIBUTION PLAN OF

                      THE RIGHTIME BLUE CHIP FUND


   WHEREAS, The Rightime Fund, Inc. (the "Corporation") has adopted a Distribution Plan (the "Plan") for The Rightime Blue Chip Fund (the "Fund") in accordance with Rule 12b-1 under the Investment Company Act of 1940;

   WHEREAS, the National Association of Securities Dealers, Inc. has proposed certain regulations governing mutual fund asset-based sales charges (the "Regulations"); and

   WHEREAS, the Corporation seeks to clarify references in the Plan in view of defined terms contained in the Regulations;

   NOW THEREFORE, the Corporation hereby amends the Plan by deleting the existing first paragraph of Section 1 and inserting in lieu thereof the following:

        1. The Fund may finance activities which are primarily intended to result in the sale of its shares in accordance with this Plan. The expenses of such activities ("Distribution Expenses") shall not exceed point nine percent (.9%) per annum of the Fund's average daily net assets, including any amounts not to exceed one quarter of one percent (0.25%), paid by the Fund for personal or account services which are categorized as a service fee as defined by the National Association of Securities Dealers
        (NASD).

   IN WITNESS WHEREOF, the Corporation has executed this Amendment No. 1 to the Plan on behalf of the Fund on the day and year set forth below.

                                 THE RIGHTIME FUND, INC.


Attest:                          By:
       ------------------------     ---------------------------
       Edward S. Forst, Sr.         David J. Rights, President
       Secretary

                                 ------------------------------
                                 (Date)


199636.1